Signature Leisure, Inc.

CONSULTING AGREEMENT

THIS AGREEMENT (the "Agreement") made and entered into this 20th day of March, 2007, by and between **MICRO MAMMOTH SOLUTIONS, INC**. (hereinafter referred to as the "MMS"). And **SIGNATURE LEISURE, INC.** (hereinafter referred to as the "CONSULTANT").

WITNESSETH:
In consideration of the mutual promises and covenants contained herein, the parties hereto agree as follows:

1. EMPLOYMENT
MMS hereby hires and employs CONSULTANT as an independent contractor; and CONSULTANT does hereby accept its position as an independent contractor to the Company upon the terms and conditions hereinafter set forth.

2. TERM
The term of this Agreement shall be for twelve (12) months from the date first written above.

3. COMPENSATION
MMS shall compensate Consultant $150,000 for the services provided.

4. DUTIES AND OBLIGATIONS OF CONSULTANT
At the request of MMS, CONSULTANT shall have the following duties and obligations under this Agreement.

4.1 *General Business Consulting:* Consultant shall assist Company with general business consulting services. Such assistance shall be on a "best efforts" basis. Services shall include but not be limited to assisting the Company and Company Management with various projects, business management services in addition to services relating to business structure and organizational management in addition to corporate planning and strategic growth management. Any services rendered by Consultant under terms of this Agreement shall NOT be for capital raising or making a market in the Company's stock.

5. COMPANY'S REPRESENTATIONS AND WARRANTIES
The execution and delivery by the Company of this Agreement have been duly and validly authorized by all requisite action by the Company. No license, consent or approval of any person is required for the Company's execution and delivery of this Agreement.

6. NOTICES
Any notice or other communication required or permitted to be given hereunder shall be in writing, and shall be deemed to have been duly given when delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid to the parties hereto at their addresses indicated hereunder. Either party may change his or its address for the purpose of this paragraph by written notice similarly given.

7. MISCELLANEOUS
7.1 This Agreement shall be governed by and construed in accordance with the internal laws of the State of Florida.

7.2 This Agreement shall inure to the benefit of and be binding upon the Parties hereto, their heirs, personal representatives, successors and assigns.

7.3 If any provision of this Agreement shall be held to be invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and shall not in any way affect or render invalid or unenforceable any other provision of this Agreement, and this Agreement shall be carried out as if such invalid or unenforceable provision were not contained herein.

This Agreement may be executed in counterparts and by fax transmission, each counterpart being deemed an original.

CONFIRMED AND AGREED ON THIS 20th DAY OF March, 2007.

By: _____

   Stephen Carnes, President
   Signature Leisure, Inc.

By: _____

   James Watson, President
   Micro Mammoth Solutions, Inc.